UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 27, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Resolutions from for the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 27 March 2025 - Today, Novo Nordisk A/S held its Annual General Meeting.

At the Annual General Meeting, Helge Lund, chair of the Board of Directors communicated: “2024 was another year of significant growth for Novo Nordisk, characterised by continued innovation, capacity expansions and commercial execution. Our industry-leading therapeutic innovations benefited more than 45 million people living with diabetes and obesity worldwide. As we strive to keep pace with increasing demand, we continue to invest in scaling up our manufacturing capabilities, and we are building capacity to serve millions more patients.”

Resolutions adopted at the Annual General Meeting

Financial year 2024 and remuneration

•	Approval of the Company’s statutory Annual Report 2024 and distribution of profits according to the statutory Annual Report 2024.

•	The final dividend for 2024 of DKK 7.90 for each Novo Nordisk A and B share of DKK 0.10. The total dividend for 2024 of DKK 11.40 includes both the interim dividend of DKK 3.50 for each Novo Nordisk A and B share of DKK 0.10, which was paid in August 2024, and the final dividend of DKK 7.90 for each Novo Nordisk A and B share of DKK 0.10 to be paid in March 2025.

•	Approval of the Remuneration Report 2024 (advisory vote) and of the remuneration of the Board of Directors for 2025.

Elections

•	Re-election of Helge Lund as chair of the Board of Directors.

•	Re-election of Henrik Poulsen as vice chair of the Board of Directors.

•	Re-election of Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Christina Law, Kasim Kutay and Martin Mackay as members of the Board of Directors

•	Appointment of Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor in respect of statutory financial and sustainability reporting.

Shares and capital

•	Authorisation to the Board of Directors until the Annual General Meeting 2026 to allow the Company to repurchase own shares of up to 10% of the share capital subject to a holding limit of 10% of the share capital.

•	Extension of the authorisation to the Board of Directors to increase the Company's share capital for a period of one year until 1 April 2027 up to nominally DKK 44,650,000.

•	A shareholder proposal on construction contracts was not approved.

The meeting was held as a hybrid meeting, enabling shareholders to participate either in person or virtually. The shareholders were encouraged to exercise their rights by submitting proxies or votes by correspondence in advance of the Annual General Meeting.

Composition of the Board of Directors and its committees

After the Annual General Meeting, the Board of Directors held a board meeting to appoint members of its committees.

The Board of Directors, including its committees, is now composed as follows:

•	Helge Lund (chair of the Board and chair of the People and Governance Committee)
•	Henrik Poulsen (vice chair of the Board, chair of the Remuneration Committee and member of the Audit Committee)
•	Elisabeth Dahl Christensen (employee-elected board member and member of the Remuneration Committee)
•	Laurence Debroux (chair of the Audit Committee and member of the Remuneration Committee)
•	Andreas Fibig (member of the Research & Development Committee)
•	Sylvie Grégoire (member of the Audit Committee, the People and Governance Committee and the Research & Development Committee)
•	Liselotte Hyveled (employee-elected board member and member of the Research & Development Committee)
•	Mette Bøjer Jensen (employee-elected board member and member of the Audit Committee)
•	Kasim Kutay (member of the People and Governance Committee and the Research & Development Committee)
•	Christina Law (member of the Audit Committee and the People and Governance Committee)
•	Martin Mackay (chair of the Research & Development Committee and member of the Remuneration Committee)
•	Thomas Rantzau (employee-elected board member and member of the People and Governance Committee)

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 76,300 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 ambre@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Max Ung +45 3077 6414 mxun@novonordisk.com

Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 12 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 27, 2025	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer